Exhibit (a)(1)(vii)

MARCH 7, 2024

Dear Investor,

Thank you for your investment in Blackstone Private Credit Fund (“BCRED”) and entrusting Blackstone as a steward of your capital.

On January 7, 2024, Blackstone Private Credit Fund (“BCRED” or the “Fund”) celebrated its third anniversary. Three years in, we continue to be optimistic as favorable market tailwinds have the potential to benefit BCRED. These tailwinds include base rates that remain historically high, tightening spreads which historically have benefited loan assets with wider spreads, and an anticipated increase in market activity in 2024. In addition, we believe BCRED’s focus on senior secured loans, at the top of the capital structure, to high quality businesses in historically lower-default rate sectors like software, healthcare providers & services and professional services, offers the potential for protection during periods of market uncertainty. We are seeing this play out now with a portfolio that has shown resilience in this elevated rate environment.

We believe BCRED shareholders benefit from BCRED’s well-positioned portfolio and asset-level yields that support its current annualized distribution yield of 10.4% based on the January 31, 2024 net asset value (“NAV”) for Class I Common Shares.1 Capital inflows for Q1 2024 to date are approximately $2.8 billion, the highest inflows since Q2 2022.2

First quarter repurchases are estimated to be approximately 2.0% of outstanding shares as of December 31, 2023.3 BCRED will honor all tenders for the latest quarterly repurchase period, which ended February 29, 2024. We will disclose the final dollar value of repurchases in May (after striking March 31, 2024 NAV) as part of BCRED’s ordinary course filings.

Looking ahead, we believe that BCRED’s portfolio will continue to be well positioned to navigate varying market environments and allow BCRED to deliver long-term performance and consistent distributions.

Sincerely,

Blackstone Private Credit Fund

[1]

Annualized Distribution Yield reflects February’s distribution annualized and divided by last reported NAV from January. Annualized Distribution Yield for other share classes are as follows: 9.5% for Class S and 10.1% for Class D. Distributions are not guaranteed. Past performance does not predict future returns. Distributions have been and may in the future be funded through sources other than cash flow. Please visit the Shareholders page of bcred.com for notices regarding distributions subject to Section 19(a) of the Investment Company Act of 1940, as amended. We cannot guarantee that we will make distributions, and if we do, we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings, return of capital, or offering proceeds, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. As of January 31, 2024, 100% of inception to date distributions were funded from cash flows from operations. A return of capital (1) is a return of the original amount invested, (2) does not constitute earnings or profits and (3) will have the effect of reducing the basis such that when a shareholder sells its shares the sale may be subject to taxes even if the shares are sold for less than the original purchase price. Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by Blackstone Credit BDC Advisors LLC (the “Adviser”) or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to our affiliates will reduce future distributions to which you would otherwise be entitled.

[2]

Includes subscriptions received quarter to date. Q1 2024 inflows are not yet final and are subject to finalization with BCRED’s transfer agent. Capital inflows for Q1 2024 include estimated DRIP proceeds, while capital inflows for all previous periods include final DRIP proceeds.

[3]	Based on information received from BCRED’s transfer agent as of March 6, 2024. Repurchase amounts are not yet final and are subject to finalization with BCRED’s transfer agent.

Blackstone |	1